Exhibit 99.5

Liquidity after the Acquisition

We believe our existing sources of liquidity will be sufficient to operate our business and cover at least 120% of our debt maturities and contracted capital expenditures for the next 12 months. Our sources of liquidity include available revolving credit facilities, unrestricted cash, operating cash flows and cash flows from asset sales.

We expect to have manageable capital expenditures of approximately $3.0 billion per annum between 2014 and 2016. Sources of new debt finance for these capital expenditures would be through access to all capital markets, including the unsecured and secured bond markets, the commercial bank market, ECA/Ex-Im and the ABS market. Both AerCap and ILFC have strong track records in accessing capital markets. In addition to our access to capital markets and banking markets, we will also have access to the new $1.0 billion five-year unsecured revolving credit facility provided by AIG and the new $2.75 billion unsecured revolving credit facility, in each case effective upon the closing of the Acquisition, and in each case subject to customary borrowing conditions.

The following table sets forth our liquidity profile as of March 31, 2014, after giving effect to the Transactions, showing expected sources of liquidity and the uses of such sources for contracted capital expenditures and contracted debt maturities for the 12 months following March 31, 2014. Actual amounts may vary from the amounts shown below.

Sources of funds:	($ in billions)	Uses of funds	($ in billions)

Projected operating cash flow	3.1	Debt maturities	3.8
Unrestricted cash and cash		Capital expenditures	3.4
equivalents	2.0
Unsecured revolver	2.8
AIG Revolver	1.0
Undrawn commitments	0.6
Total source	$9.5	Total uses	$7.2